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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OpenX Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue, 7th Floor
(No. and Street)

New York	NY	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck — (212) 509-7800 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

PD 3/4/13

OPENX MARKETS, LLC

(A wholly owned subsidiary of OpenX Holdings, LLC)

Statement of Financial Condition
and Report of Independent
Registered Public Accounting Firm

December 31, 2012

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to OpenX Markets, LLC as of December 31, 2012, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck

Signature

Financial and Operations Principal

Title

ADINA DAVYDOV
Notary Public, State of New York
No. 01DA6212094
Qualified in Queens County
Commission Expires October 5, 2013

Adina Davydov

Notary Public

OpenX Markets, LLC

Statement of Financial Condition

December 31, 2012

Index

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OpenX Markets, LLC

Statement of Financial Condition

December 31, 2012

Contents

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
OpenX Markets, LLC

We have audited the accompanying statement of financial condition of OpenX Markets, LLC (the "Company") as of December 31, 2012 and the related notes to the financial statement.

Management's responsibility for the financial statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of OpenX Markets, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter regarding going concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company incurred a net loss of approximately $164,000 during the year ended December 31, 2012, and is neither producing revenue nor positive cash flows. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. This financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Grant Thornton LLP

New York, New York
February 25, 2013

OpenX Markets, LLC

Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	183,768
Prepaid expense		2,284
Total assets	$	186,052
Liabilities and member's equity		
Liabilities		
Payable to affiliate	$	9,350
Accounts payable and accrued expenses		5,983
Total liabilities		15,333
Member's equity		170,719
Total liabilities and member's equity	$	186,052

The accompanying notes are an integral part of the statement of financial condition.

OpenX Markets, LLC

Notes to Statement of Financial Condition

December 31, 2012

1. Organization

OpenX Markets, LLC (the "Company"), a Delaware limited liability, is a wholly-owned subsidiary of OpenX Holdings, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established to provide services that enable investors to trade U.S. corporate bonds.

The liability of the Member is limited to the capital held by the Company.

To date, the Company has not commenced commercial operations and has no revenues. The Company has plans to launch an electronic trading platform for U.S. Corporate bonds and other types of fixed income securities. The Company is in discussion with potential strategic partners on the specifics of the business plan and required operational funding. The Company hopes to finalize agreements with its strategic partners and initiate building the electronic trading platform during 2013. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its ability to obtain additional financing as may be required and ultimately to attain profitability.

2. Significant Accounting Policies

The following is a summary of significant accounting policies:

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from these estimates.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity under the Internal Revenue Code and similar state law. Accordingly, the Company's taxable income is reported

by its individual member and therefore, no provision for income taxes has been included in these financial statements.

3. Concentration of Credit Risk

Substantially all of the Company's assets including cash deposits are held at its principal bank. Such cash deposits are held in a non-interest bearing account and are fully insured by the FDIC. The Company has not experienced and does not believe that it has any substantial risk with respect to losses in such assets.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn nor cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $168,000, which was approximately $68,000 in excess of its minimum requirement of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to introducing all transactions with and for customers to a clearing broker on a fully disclosed basis.

5. Related Party Transactions

The Company has an expense sharing agreement with Benchmark Solutions, Inc. (an affiliate under common control) for certain personnel, facilities and general and administrative services including financial, back office support and other corporate functions. The outstanding payable allocated to the affiliate per this agreement amounted to $9,350 as of December 31, 2012. The affiliated entity charges the Company on a monthly basis and is reimbursed on a regular basis.

6. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosure in the Company's financial statements.